UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)

Wayfair Inc.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

94419L101

(CUSIP Number)

August 30, 2016

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 94419L101		Schedule 13G

1	Names of Reporting Persons Great Hill Investors, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizen or Place of Organization Massachusetts

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 18,111

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 18,111

9	Aggregate Amount Beneficially Owned by Each Reporting Person 18,111

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐ Not Applicable

11	Percent of Class Represented by Amount in Row 9 Less than 1.0%

12	Type of Reporting Person OO

CUSIP No. 94419L101		Schedule 13G

1	Names of Reporting Persons Great Hill Equity Partners IV, LP

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizen or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 6,640,536

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 6,640,536

9	Aggregate Amount Beneficially Owned by Each Reporting Person 6,640,536

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐ Not Applicable

11	Percent of Class Represented by Amount in Row 9 13.8%

12	Type of Reporting Person PN

CUSIP No. 94419L101		Schedule 13G

1	Names of Reporting Persons Great Hill Partners GP IV, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizen or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 6,640,536

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 6,640,536

9	Aggregate Amount Beneficially Owned by Each Reporting Person 6,640,536

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐ Not Applicable

11	Percent of Class Represented by Amount in Row 9 13.8%

12	Type of Reporting Person PN

CUSIP No. 94419L101		Schedule 13G

1	Names of Reporting Persons GHP IV, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizen or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 6,640,536

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 6,640,536

9	Aggregate Amount Beneficially Owned by Each Reporting Person 6,640,536

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐ Not Applicable

11	Percent of Class Represented by Amount in Row 9 13.8%

12	Type of Reporting Person OO

CUSIP No. 94419L101		Schedule 13G

1	Names of Reporting Persons Christopher S. Gaffney

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizen or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 6,658,647

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 6,658,647

9	Aggregate Amount Beneficially Owned by Each Reporting Person 6,658,647

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐ Not Applicable

11	Percent of Class Represented by Amount in Row 9 13.8%

12	Type of Reporting Person IN

CUSIP No. 94419L101		Schedule 13G

1	Names of Reporting Persons John G. Hayes

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizen or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 6,658,647

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 6,658,647

9	Aggregate Amount Beneficially Owned by Each Reporting Person 6,658,647

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐ Not Applicable

11	Percent of Class Represented by Amount in Row 9 13.8%

12	Type of Reporting Person IN

CUSIP No. 94419L101		Schedule 13G

1	Names of Reporting Persons Michael A. Kumin

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizen or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 6,658,647

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 6,658,647

9	Aggregate Amount Beneficially Owned by Each Reporting Person 6,658,647

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐ Not Applicable

11	Percent of Class Represented by Amount in Row 9 13.8%

12	Type of Reporting Person IN

CUSIP No. 94419L101		Schedule 13G

1	Names of Reporting Persons Mark D. Taber

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizen or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 6,658,647

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 6,658,647

9	Aggregate Amount Beneficially Owned by Each Reporting Person 6,658,647

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐ Not Applicable

11	Percent of Class Represented by Amount in Row 9 13.8%

12	Type of Reporting Person IN

CUSIP No. 94419L101		Schedule 13G

1	Names of Reporting Persons Matthew T. Vettel

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizen or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 6,658,647

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 6,658,647

9	Aggregate Amount Beneficially Owned by Each Reporting Person 6,658,647

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐ Not Applicable

11	Percent of Class Represented by Amount in Row 9 13.8%

12	Type of Reporting Person IN

CUSIP No. 94419L101		Schedule 13G

Item 1.	(a)	Name of Issuer: Wayfair Inc. (the “Issuer”)
	(b)	Address of Issuer’s Principal Executive Offices: 4 Copley Place, 7th Floor Boston, MA 02116

Item 2.	(a)

Name of Person Filing:
Great Hill Investors, LLC (“GHI”)

Great Hill Equity Partners IV, L.P. (“GHEP IV”)

Great Hill Partners GP IV, L.P. (“GHEPIVGP”)

GHP IV, LLC (“GHPIV”)

Christopher S. Gaffney (“Gaffney”)

John G. Hayes (“Hayes”)

Michael A. Kumin (“Kumin”)

Mark D. Taber (“Taber”)

Matthew T. Vettel (“Vettel”)

	(b)	Address or Principal Business Office: The business address of each of reporting person is c/o Great Hill Partners, LP; One Liberty Square; Boston, MA 02109.
	(c)	Citizenship of each Reporting Person is:
		GHI GHEP IV GHEPIVGP GHPIV Gaffney Hayes Kumin Taber Vettel	Massachusetts limited liability company Delaware limited partnership Delaware limited partnership Delaware limited liability company U.S. citizen U.S. citizen U.S. citizen U.S. citizen U.S. citizen
	(d)	Title of Class of Securities: Class A Common Stock, $0.001 par value per share, of Wayfair Inc.
	(e)	CUSIP Number: 94419L101

CUSIP No. 94419L101			Schedule 13G

Item 3.
Not applicable.

Item 4.	Ownership

(a)

Amount beneficially owned:

As of August 31, 2016, GHI owned 18,111 shares of Class A Common Stock. GHI is controlled by Gaffney, Hayes, Kumin, Taber and Vettel and, as such, they may be deemed to indirectly beneficially own the shares beneficially owned by GHI. Each of Messrs. Gaffney, Hayes, Kumin, Taber and Vettel disclaims beneficial ownership of these shares.

As of August 31, 2016, GHEP IV owned 6,640,536 shares of Class A Common Stock. GHEPIVGP is the sole general partner of GHEPIV and GHPIV is the sole general partner of GHEPIVGP. GHPIV is controlled by Gaffney, Hayes, Kumin, Taber and Vettel and, as such, they may be deemed to indirectly beneficially own the shares beneficially owned by GHEP IV. Each of Messrs. Gaffney, Hayes, Kumin, Taber and Vettel disclaims beneficial ownership of these shares.

	(b)	Percent of class:
		GHI GHEP IV GHEPIVGP GHPIV Gaffney Hayes Kumin Taber Vettel	Less than 1.0% 13.8% 13.8% 13.8% 13.8% 13.8% 13.8% 13.8% 13.8%
The ownership percentages above are based on an aggregate of 48,191,578 shares of Class A Common Stock outstanding as of June 30, 2016.

CUSIP No. 94419L101			Schedule 13G

	(c)	Number of shares as to which such person has:
			Number of Shares
		Reporting Person	(i)	(ii)	(iii)	(iv)
		GHI	0	18,111	0	18,111
		GHEP IV	0	6,640,536	0	6,640,536
		GHEPIVGP	0	6,640,536	0	6,640,536
		GHPIV	0	6,640,536	0	6,640,536
		Gaffney	0	6,658,647	0	6,658,647
		Hayes	0	6,658,647	0	6,658,647
		Kumin	0	6,658,647	0	6,658,647
		Taber	0	6,658,647	0	6,658,647
		Vettel	0	6,658,647	0	6,658,647

		(i)	Sole power to vote or to direct the vote
		(ii)	Shared power to vote or to direct the vote
		(iii)	Sole power to dispose or to direct the disposition of
		(iv)	Shared power to dispose or to direct the disposition of

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
	Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
	Not applicable.

Item 8.	Identification and Classification of Members of the Group
	Not applicable.

Item 9.	Notice of Dissolution of Group
	Not applicable.

CUSIP No. 94419L101	Schedule 13G

Item 10.	Certification
Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:      August 31, 2016

GREAT HILL INVESTORS, LLC

By:	/s/ Laurie T. Gerber
Title: Attorney-in-fact

GREAT HILL EQUITY PARTNERS IV, L.P.
By: GREAT HILL PARTNERS GP IV, L.P., its General Partner
By: GHP IV, LLC, its General Partner

By:	/s/ Laurie T. Gerber
Title: Attorney-in-fact

GREAT HILL PARTNERS GP IV, L.P.
By: GHP IV, LLC, its General Partner

By:	/s/ Laurie T. Gerber
Title: Attorney-in-fact

GHP IV, LLC

By:	/s/ Laurie T. Gerber
Title: Attorney-in-fact

/s/ Laurie T. Gerber, as attorney-in-fact for Christopher S. Gaffney
Name: Christopher S. Gaffney

/s/ Laurie T. Gerber, as attorney-in-fact for John G. Hayes
Name: John G. Hayes

/s/ Laurie T. Gerber, as attorney-in-fact for Michael A. Kumin
Name: Michael A. Kumin

/s/ Laurie T. Gerber, as attorney-in-fact for Mark D. Taber
Name: Mark D. Taber

/s/ Laurie T. Gerber, as attorney-in-fact for Matthew T. Vettel
Name: Matthew T. Vettel

CUSIP No. 94419L101	Schedule 13G

LIST OF EXHIBITS

Exhibit No.	Description

I	Joint Filing Agreement